                                                       Exhibit 7.10

                              BLACK BEAR REALTY, LTD.
                                7001 Center Street
                                Mentor, Ohio  44060


                                 January 10, 1996




Via Facsimile and Regular Mail

Board of Trust Managers
American Industrial Properties REIT
6220 North Beltline, Suite 205
Irving, Texas  75063

Attention:     Mr. Charles W. Wolcott
               Mr.  William H. Bricker

Gentlemen:

     In response to today's letter from Mr. Wolcott to me, Black Bear Realty, Ltd. (the "Fund") hereby extends the offer contained in its December 26, 1995 letter to the American Industrial Board of Trust Managers until 5:00 p.m. Cleveland, Ohio time on January 24, 1996. After that time, the offer will become null and void. As you know, I and my legal advisors are available to meet with you prior to that time to discuss our proposals in further detail.

     Mr. Wolcott's letter also requests advice in writing regarding all of the shares in American Industrial that I own directly or indirectly. In all my purchases of American Industrial shares, I have always observed the limits that are contained in the company's Bylaws. In early January, I, individually, purchased 25,000 shares of American Industrial. With this purchase, and the shares previously purchased by the Fund, I beneficially own 9.8% of the shares of American Industrial, as expressly permitted by the Bylaws. Neither I nor the Fund own any additional shares of American Industrial, directly or indirectly. As you are aware, Christopher Jarratt, a minority member of the Fund, also owns American Industrial shares. I would point out that, for purposes of the Bylaws, Mr. Jarratt's ownership of American Industrial shares can not be combined with my or the Fund's shares because neither I nor the Fund have any ownership interest, beneficial or otherwise, in the shares owned by Mr. Jarratt. Moreover, neither I nor the Fund would be deemed to "constructively" own any of Mr. Jarratt's shares under the Internal Revenue Code.

     The Fund's and my limiting of our purchases to 9.8% of American Industrial shares does not mean that we agree that the Bylaw provisions are enforceable. As I have indicated previously, the Fund may, but has no present plans or proposals for, challenging the legality of the imposition of the 9.8% limit.


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Black Bear Realty, Ltd.
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Board of Trust Managers
January 10, 1996
Page 2





     I trust this answers your inquiry. We will be filing an amended Schedule 13D (to which this letter will be attached) to disclose the extension of the offer.

     For the benefit of all American Industrial shareholders, I look forward to continuing to work with you to reach a successful conclusion of the proposed transaction.


                              Very truly yours,

                              BLACK BEAR REALTY, LTD.



                              By:/s/Richard M. Osborne
                                 ----------------------
                                 Richard M. Osborne
                                 Managing Member






/rmo